Exhibit 99.1

Yandex Announces Fourth Quarter and Full-Year 2022 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, February 15, 2023 -- Yandex (NASDAQ and MOEX: YNDX), a Dutch public limited company and one of Europe's largest internet businesses, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2022.

Q4 and FY 2022 Financial and Operational Highlights1,2

In RUB millions		Three months ended December 31			Twelve months ended December 31,
		2021	2022	Change	2021	2022	Change
	Total Revenues	110,328	164,778	49%	356,171	521,699	46%
	Total Adjusted EBITDA	9,720	17,173	77%	32,143	64,140	100%
Total Group	Total Adjusted EBITDA margin, %	8.8%	10.4%	1.6 pp	9.0%	12.3%	3.3 pp
	Net income/(loss)	(2,861)	7,055	n/m	(14,653)	47,615	n/m
	Including one-off non-cash gains as a result of the News and Zen deconsolidation and restructuring of convertible debt	-	-	n/m	-	47,356	n/m
	Adjusted Net Income	2,645	747	-72%	8,005	10,765	34%
	Share of Russian search market, %	60.2%	62.6%	2.4 pp	59.8%	61.9%	2.1 pp
	Search share on Android, %	59.2%	62.0%	2.8 pp	59.2%	61.4%	2.2 pp
	Search share on iOS, %	44.0%	48.0%	4.0 pp	42.8%	47.6%	4.8 pp
Search and	Revenues	47,258	69,680	47%	162,715	224,669	38%
Portal	Ex-TAC revenues	39,326	56,978	45%	133,755	187,079	40%
	Adjusted EBITDA	23,921	36,048	51%	80,735	116,877	45%
	Adjusted EBITDA margin, %	50.6%	51.7%	1.1 pp	49.6%	52.0%	2.4 pp
	Revenues	52,590	85,732	63%	166,459	260,787	57%
E-Commerce, Mobility	GMV of Mobility[3]	174,729	218,427	25%	588,846	762,848	30%
and Delivery	GMV of E-commerce[4]	58,908	112,098	90%	160,227	307,711	92%
	GMV of other O2O services[5]	41,965	66,660	59%	126,499	192,130	52%
	Total Adjusted EBITDA	(7,262)	(10,557)	45%	(30,167)	(19,058)	-37%
Plus and Entertainment Services	Yandex Plus subscribers[6], MM	11.6	19.3	66%	11.6	19.3	66%

(1) Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars in this release at a rate of RUB 70.3375 to $1.00, the official exchange rate quoted as of December 31, 2022 by the Central Bank of the Russian Federation.

(2) The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin and adjusted net income. Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(3) GMV (or gross merchandise value) of Mobility is defined as the total amount paid by customers for ride-hailing, car-sharing and scooters rent services booked through our platform, including VAT.

(4) GMV of E-commerce is defined as the value of all merchandise sold through our Yandex Market marketplace and Yandex Lavka as well as the value of products sold through Yandex Eats and Delivery Club grocery service (delivered and paid for), including VAT.

(5) GMV of other O2O (online-to-offline) services includes the total amount paid by customers and partner businesses for Yandex Delivery and Yandex Fuel services, the value of orders, delivered through the Yandex Eats and Delivery Club Food Delivery services, Lavka Israel, and several other smaller O2O experiments, including VAT.

(6) Starting from June 2022 we made several adjustments to our methodology of subscribers calculation, in particular: included the mobile operators’ subscribers who do not have Yandex account, and improved the quality of counting unique users who have multiple Plus subscriptions. As a result previous numbers for 2021-2022 were restated.

Financial outlook

Given that uncertainty concerning future geopolitical developments and the macro environment remains high, our visibility over the short- and medium-term is limited and we remain unable to provide any forward-looking expectations at this stage. We aim to remain transparent about the performance and key trends across our businesses with our quarterly Letter to Shareholders.

Corporate and Subsequent Events

●	On November 25, 2022, Yandex N.V. announced that the Board of Directors had commenced a strategic process to review options to restructure the Yandex Group’s ownership and governance. A special committee of the Board has been charged with exploring a variety of potential scenarios and steps, including the development of the international divisions of certain services (including self-driving technologies, cloud computing, data labeling, and ed-tech) independently from Russia, as well as divestment of Yandex N.V.’s ownership and control of all other businesses in the Yandex Group (including search and advertising, mobility, e-commerce, food-delivery, delivery, entertainment services and others in Russia and international markets), including transferring certain elements of governance to management. Any corporate restructuring will be subject to shareholder approval.
●	In January 2023, Yandex reported that certain fragments of its program code have been discovered in the public domain. The published fragments of the code are outdated and differ from the version currently used by its services, while some of the published fragments were never actually used in operations. The company is taking this matter extremely seriously and has initiated a thorough investigation into the cause, content and implications of the leak. Based on the results of our ongoing investigation, we will take all possible measures to strengthen our policies and enforce greater effectiveness of the management and oversight systems to ensure such issues are not repeated.
●	As of the date of this press release, trading in our Class A shares on Nasdaq remains suspended. There is still no clarity on when and whether trading on Nasdaq may be resumed. Trading on the Moscow Exchange continues, however the international settlement systems remain closed for trading in rubles and in securities of Russian businesses. The liquidity of our shares on the Moscow Exchange remains limited to the number of shares held in the Russian clearing system.
●	Neither Yandex N.V. nor any of its group companies is a target of sanctions in the United States, European Union, Switzerland or United Kingdom, and the Yandex group is not owned or controlled by any persons who have been designated under such sanctions. Yandex continues to closely monitor developments in this regard.

Impact of the current geopolitical crisis

Current geopolitical tensions and their impact on the Russian and global economy have created an exceptionally challenging environment for our business, team and shareholders.

These developments have adversely impacted (and may in the future materially adversely impact) the macroeconomic climate in Russia, resulting in volatility of the ruble, currency controls, materially increased interest rates and inflation and a potential contraction in consumer spending, as well as the withdrawal of foreign businesses and suppliers from the Russian market. In addition, laws or regulations may be adopted that may adversely affect our non-Russian shareholders and the value of the shares they hold in our company. We provided detailed information on our risk exposure and possible adverse impacts on our businesses in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed on April 20, 2022.

We continue to provide services to our users and partners with no interruptions. We are taking appropriate measures to conserve cash and to consider our capital allocation and budget appropriately during this period of uncertainty, while remaining committed to continue investing in the development of our key businesses and services. We are closely monitoring sanctions and export control developments as well as the macroeconomic climate and consumer sentiment in Russia and we are assessing contingency plans to address potential developments. Our Board and management are focused on the wellbeing of our approximately 21,000 employees in Russia and abroad, while doing everything we can to safeguard the interests of our shareholders and other stakeholders.

Consolidated Results

The following table provides a summary of our key consolidated financial results for the three and twelve month periods ended December 31, 2021 and 2022:

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2021	2022	Change	2021	2022	Change
Revenues	110,328	164,778	49%	356,171	521,699	46%
Ex-TAC revenues	103,166	152,791	48%	330,502	487,007	47%
Income/(loss) from operations	(2,603)	6,127	n/m	(13,277)	13,236	n/m
Adjusted EBITDA	9,720	17,173	77%	32,143	64,140	100%
Net income/(loss)	(2,861)	7,055	n/m	(14,653)	47,615	n/m
Adjusted net income	2,645	747	-72%	8,005	10,765	34%

Our segment disclosure is provided in the Segment financial results section below.

Cash, cash equivalents and term deposits as of December 31, 2022:

●	RUB 83.3 billion ($1,184.1 million) on a consolidated basis.

Segment financial results

Search & Portal

Our Search and Portal segment includes Search, Geo, Yandex 360, Weather, News (up to September 12, 2022 when the deconsolidation transaction was completed), Alice voice assistant and a number of other services offered in Russia, Belarus and Kazakhstan.

Key operational trends:

●	Share of Russian search market, including mobile, averaged 62.6% in Q4 2022, up 2.4 pp from 60.2% in Q4 2021 and an improvement from 62.0% in Q3 2022, according to Yandex Radar
●	Search share on Android in Russia was 62.0% in Q4 2022, up 2.8 pp from 59.2% in Q4 2021 and almost flat compared to 61.9% in Q3 2022, according to Yandex Radar
●	Search share on iOS in Russia was 48.0% in Q4 2022, up 4.0 pp from 44.0% in Q4 2021 and relatively stable compared to 48.3% in Q3 2022, according to Yandex Radar
●	Mobile search traffic was 67.7% of our total search traffic in Q4 2022. Mobile revenues represented 59.6% of our search revenues in Q4 2022

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2021	2022	Change	2021	2022	Change
Revenues	47,258	69,680	47%	162,715	224,669	38%
Ex-TAC revenues	39,326	56,978	45%	133,755	187,079	40%
Adjusted EBITDA	23,921	36,048	51%	80,735	116,877	45%
Adjusted EBITDA margin	50.6%	51.7%	1.1 pp	49.6%	52.0%	2.4 pp

Revenues increased by 47% and Ex-TAC revenues grew by 45% year-on-year in Q4 2022 on the back of strong trends in the Yandex Advertising Network (led primarily by partner apps as well as websites) and solid growth in our Search ad revenues. This dynamic was driven by ongoing investments in the development of our ad technologies and products (with a particular focus on the e-commerce sector, SMB clients and iOS share), which translated into market share gains amid changes in the competitive landscape. SMB remained the key contributor to our revenue growth.

Adjusted EBITDA margin came to 51.7% in Q4 2022 compared with 50.6% in Q4 2021. The increase resulted mainly from the positive operating leverage effect driven by solid trends in advertising revenue, cost optimization (primarily marketing) as well as benefits from the segregation of corporate overheads to our Other Business Units and Initiatives segment. All these factors helped to offset an adverse impact from the growth of personnel costs on the back of the changes in our compensation scheme, and the resulting inclusion in adjusted EBITDA of stock-based compensation expenses related to RSU equity awards of our employees settled in cash.

E-commerce, Mobility and Delivery

The E-commerce, Mobility and Delivery segment includes our transactional online-to-offline (O2O) businesses, which consist of (i) the mobility businesses, including ride-hailing in Russia and other countries across CIS and EMEA, Yandex Drive, our car-sharing business for both B2C and B2B and scooters; (ii) the E-commerce businesses in Russia and CIS, including Yandex Market, our multi-category e-commerce marketplace, Yandex Lavka Russia, our hyperlocal convenience store delivery service, and the grocery delivery services of Yandex Eats and Delivery Club (since September 8, 2022, when the acquisition was completed); and (iii) our other O2O businesses, including Yandex Delivery, our last-mile logistics solution for individuals, enterprises and SMB (small and medium business); Yandex Eats and Delivery Club Food Delivery, our ready-to-eat delivery services from restaurants; Lavka Israel, our hyperlocal convenience store delivery service; and Yandex Fuel, our contactless payment service at gas stations and several smaller experiments.

Key operational trends:

●	Total E-Commerce GMV increased by 90% year-on-year in Q4 2022

Yandex Market

●	The share of GMV sold by third-party sellers on our Yandex Market marketplace was 81% in Q4 2022 compared to 82% in Q4 2021
●	Marketplace’s assortment was 41.7 million SKUs as of the end of Q4 2022, up from 20.6 million SKUs as of the end of Q4 2021, and further expanded to 47 million SKUs as of the end of January 2023
●	The number of active buyers[7] on the Yandex Market marketplace increased by 43% year-on-year and reached 14.0 million as of the end of Q4 2022
●	The number of active sellers[8] on Yandex Market marketplace increased by 83% year-on-year and reached 43,700 as of the end of Q4 2022

Mobility

●	The number of rides in the Mobility services increased by 17% compared to Q4 2021
●	GMV of the Mobility services grew 25% compared to Q4 2021

(7) An active buyer is a buyer who made at least 1 purchase in the last 12 months prior to the reporting date.

(8) An active seller is a seller who made at least 1 sale in the last 1 month prior to the reporting date.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2021	2022	Change	2021	2022	Change
GMV:
Mobility	174,729	218,427	25%	588,846	762,848	30%
E-Commerce	58,908	112,098	90%	160,227	307,711	92%
First party (1P) business model	16,638	30,050	81%	56,498	86,481	53%
Third party (3P) commission business model	42,270	82,048	94%	103,729	221,230	113%
Other O2O services	41,965	66,660	59%	126,499	192,130	52%
Revenues:
Mobility	26,708	34,392	29%	85,340	121,906	43%
E-Commerce	18,576	37,310	101%	60,561	101,228	67%
Revenues from sale of goods (1P)[9]	13,779	23,465	70%	46,690	69,107	48%

Commission and other e-commerce revenues[10]	4,797	13,845	189%	13,871	32,121	132%
Other O2O services	8,738	16,284	86%	23,264	43,876	89%
Eliminations	(1,432)	(2,254)	57%	(2,706)	(6,223)	130%
Total revenues	52,590	85,732	63%	166,459	260,787	57%
Adjusted EBITDA E-commerce, Mobility and Delivery:	(7,262)	(10,557)	45%	(30,167)	(19,058)	-37%

(9) Revenues related to sales of goods include revenues from Yandex Market 1P sales, revenues from Yandex Lavka 1P sales in Russia, where we use a first-party (1P) business model and act as a direct retailer, and exclude delivery fee revenues related to these businesses.

(10) Commission and other e-commerce revenues include Yandex Market marketplace (3P) commission, delivery, service fee and advertising revenues of grocery delivery services of Yandex Eats and Delivery Club, as well as delivery fee and advertising revenue of Yandex Lavka in Russia and other revenues.

The growth in GMV of Mobility reached 25% year-on-year in Q4 2022, driven by an increase in the number of rides on the back of growth of our rider base and order frequency. The growth in GMV of E-commerce accelerated to 90% year-on-year in Q4 2022 (including 86% year-on-year growth in Yandex Market GMV) from 73% in Q3 2022 supported by an addition of a unique assortment of stock (consisting primarily of the remaining inventory of IKEA’s Russia division), as well as efficient pricing strategies and marketing campaigns before the high season period. GMV of other O2O services grew 59% year-on-year in Q4 2022, with Yandex Delivery and Yandex Food Delivery services including Delivery Club, being the largest contributors, with the growth of 98% year-on-year.

E-commerce, Mobility and Delivery segment revenues increased by 63% year-on-year in Q4 2022, mainly driven by E-commerce services (where Yandex Market was the largest contributor to growth, followed by Yandex Lavka) and Mobility. Mobility revenues increased by 29%, driven by solid growth in rides and GMV in ride-hailing. E-commerce revenues increased by 101%. The faster-than-GMV revenue growth is primarily explained by the normalization of the 1P/3P GMV mix in Yandex Market (the share of 1P GMV slightly increased to 19% in Q4 2022 compared with 18% in Q4 2021) and improvement of 3P take rates. 1P revenues grew 70% year-on-year in Q4 2022 supported by the growth of Yandex Lavka (Yandex Lavka year-on-year growth was primarily driven by further increase in items per order, positively affecting the average check) and Yandex Market 1P sales (as a result of a growth of GMV and the business as a whole, as well as the purchase of IKEA stock). Commission and other E-Commerce revenues grew by 189% due to 3P GMV growth and an improved effective take rate in Yandex Market. Other O2O services revenues delivered solid 86% year-on-year growth primarily driven by the growth of Yandex Delivery and Yandex Food Delivery, as well as the acquisition of Delivery Club.

Eliminations related to the E-commerce, Mobility and Delivery segment represent the eliminations of intercompany revenues between different businesses within the segment. The year-on-year dynamic was mainly attributed to expansion of intercompany synergies with a higher volume of E-commerce and Food Delivery orders fulfilled by our Yandex Delivery business compared to a year ago.

Adjusted EBITDA loss of E-commerce, Mobility and Delivery was RUB 10,557 million in Q4 2022 compared to an adjusted EBITDA loss of RUB 7,262 million in Q4 2021, while Adjusted EBITDA margin improved as % of revenue. The increase in losses in absolute terms was primarily driven by the growth of the scale of E-commerce businesses and the addition of Delivery Club business.

Plus and Entertainment Services

The Plus and Entertainment Services segment includes our subscription service Yandex Plus, Yandex Music, Kinopoisk, Yandex Afisha and our production center Yandex Studio.

Key operational trends:

●	Number of Yandex Plus subscribers reached 19.3 million as of the end of Q4 2022, up 66% from the end of Q4 2021

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2021	2022	Change	2021	2022	Change

Revenues	6,517	11,984	84%	18,408	31,782	73%
Adjusted EBITDA	(1,886)	(585)	-69%	(6,464)	(7,849)	21%
Adjusted EBITDA margin	-28.9%	-4.9%	24 pp	-35.1%	-24.7%	10.4 pp

Plus and Entertainment Services revenues grew 84% in Q4 2022 compared with Q4 2021. The increase was primarily driven by the growth of subscription revenue on the back of the expanding base of paid subscribers and changes in tariff mix, as well as solid trends in other revenue streams, including advertising and Afisha. Adjusted EBITDA improved significantly, to a loss of only RUB 0.6 billion from a loss of RUB 1.9 billion in Q4 2021 driven by a positive operating leverage effect on the back of the subscription revenue growth.

Classifieds

The Classifieds segment includes Auto.ru, Yandex Realty, Yandex Rent and Yandex Travel.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2021	2022	Change	2021	2022	Change
Revenues	2,553	3,938	54%	9,217	12,287	33%
Adjusted EBITDA	440	208	-53%	1,864	1,111	-40%
Adjusted EBITDA margin	17.2%	5.3%	-11.9 pp	20.2%	9.0%	-11.2 pp

Classifieds revenues increased by 54% in Q4 2022 compared with Q4 2021. The revenue growth was supported by the solid performance of Yandex Travel and Yandex Realty as a result of increased demand for our services and a changing competitive landscape on the domestic market since Q2 2022. However, solid growth was offset by the adverse impact in service revenue on our auto classifieds business due to the ongoing contraction of supply of new cars in the market. Adjusted EBITDA amounted to RUB 0.2 billion in Q4 2022 compared with RUB 0.4 billion in Q4 2021 as a result of the growth of advertising and marketing expenses, investments in our new businesses such as Yandex Rent as well as personnel costs to support the services development.

Other Business Units and Initiatives

The Other Business Units and Initiatives category includes our self-driving vehicles business (Yandex SDG), Yandex Cloud, Yandex Education, Devices, FinTech, Toloka, RouteQ and number of other experiments as well as unallocated corporate expenses.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2021	2022	Change	2021	2022	Change
Revenues	8,685	17,604	103%	24,432	45,248	85%
Adjusted EBITDA	(5,573)	(7,576)	36%	(14,171)	(26,806)	89%
Adjusted EBITDA margin	-64.2%	-43.0%	21.2 pp	-58.0%	-59.2%	-1.2 pp

Other Business Units and Initiatives revenues increased 103% year-on-year in Q4 2022, driven mainly by Devices, Yandex Cloud and Yandex Education. Devices revenue increased 189% year-on-year to RUB 11.7 billion in Q4 2022: the business managed to overcome temporary supply issues experienced in Q3 2022 and benefited from a solid demand for our smart devices as well as deeper cross-service cooperation with Yandex Market and Yandex Plus. Yandex Cloud revenue grew 136% year-on-year, supported by product portfolio expansion as well as improvement in our market share on the back of increasing demand for our services.

The adjusted EBITDA loss amounted to RUB 7.6 billion (including RUB 1.8 billion of investments into Yandex SDG), an increase in absolute terms compared to RUB 5.6 billion in Q4 2021 despite a doubling of the segment’s revenue. The improvement of relative losses as a percentage of revenue was primarily driven by solid performance in Devices (which has remained profitable for the third quarter in a row), improved operational efficiency in Cloud and Practicum as well as a positive effect of Zen deconsolidation and an optimization of investments in certain experiments (e.g. the closure of Lavka Overseas). These improvements helped to offset continuing investments in Yandex SDG, development of our FinTech vertical and segregation of unallocated corporate expenses from reportable segments’ adjusted EBITDA and their inclusion in the Other Business Units and Initiatives category (since Q3 2022).

Eliminations

Eliminations related to our revenues represent the elimination of transactions between the reportable segments, including advertising revenues, intercompany revenues related to brand royalties, data centers, devices intercompany sales and others.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2021	2022	Change	2021	2022	Change
Revenues:
Segment revenues	117,603	188,938	61%	381,231	574,773	51%
Eliminations	(7,275)	(24,160)	232%	(25,060)	(53,074)	112%
Total revenues	110,328	164,778	49%	356,171	521,699	46%
Adjusted EBITDA:
Segment adjusted EBITDA	9,640	17,538	82%	31,797	64,275	102%
Eliminations	80	(365)	n/m	346	(135)	n/m
Total adjusted EBITDA	9,720	17,173	77%	32,143	64,140	100%

Eliminations related to our revenues increased 232% in Q4 2022 compared with Q4 2021. The increase was mainly attributed to the increased intercompany revenue between our businesses (related to cross service advertising and marketing activities, intercompany device sales, the usage of data centers and other IT infrastructure and other centralized services by all business units), which grow as the whole group grows and integration between services expands.

Consolidated Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expenses. Increases across all cost categories reflect investments in overall growth. In Q4 2022, our headcount increased by 916 full-time employees. The total number of full-time employees was 20,850 as of December 31, 2022, up by 5% compared with September 30, 2022, and up 16% from December 31, 2021, which was primarily driven by the accelerated pace of hiring in Search and Portal (mainly in product development and sales) and Mobility, as well as by the fast growth of Cloud, Delivery, Plus and Entertainment Services and other businesses.

Operating Expenses

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2021	2022	Change	2021	2022	Change
Cost of revenues	52,465	77,833	48%	173,952	233,219	34%
Cost of revenues as a % of revenues	47.6%	47.2%	-0.4 pp	48.8%	44.7%	-4.1 pp
including TAC	7,162	11,987	67%	25,669	34,692	35%
TAC as a % of revenues	6.5%	7.3%	0.8 pp	7.2%	6.6%	-0.6 pp
Product development	13,996	19,233	37%	48,461	72,278	49%
As a % of revenues	12.7%	11.7%	-1 pp	13.6%	13.9%	0.3 pp
Sales, general and administrative	39,392	53,359	35%	122,924	172,092	40%
As a % of revenues	35.7%	32.4%	-3.3 pp	34.5%	33.0%	-1.5 pp
Depreciation and amortization	7,078	8,226	16%	24,111	30,874	28%
As a % of revenues	6.4%	5.0%	-1.4 pp	6.8%	5.9%	-0.9 pp
Total operating expenses	112,931	158,651	40%	369,448	508,463	38%
As a % of revenues	102.4%	96.3%	-6.1 pp	103.7%	97.5%	-6.2 pp

Total operating expenses increased 40% in Q4 2022 compared with Q4 2021. The increase was mainly due to the сost of revenues related to E-commerce, Mobility and Delivery businesses, Plus and Entertainment services and Devices, and growth of headcount and related personnel expenses across most of our business units due to the overall increase of the businesses.

TAC grew 67% in Q4 2022 compared with Q4 2021 and represented 7.3% of total revenues, higher 78 basis points compared with Q4 2021. The year-on-year growth of TAC as a share of revenue was primarily driven by TAC related to our distribution partners.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2021	2022	Change	2021	2022	Change
SBC expense included in cost of revenues	112	144	29%	479	593	24%
SBC expense included in product development	2,736	2,594	-5%	11,504	13,831	20%
SBC expense included in SG&A	2,180	2,077	-5%	8,846	9,614	9%
Total SBC expense	5,028	4,815	-4%	20,829	24,038	15%
As a % of revenues	4.6%	2.9%	-1.7 pp	5.8%	4.6%	-1.2 pp

Total SBC expenses decreased 4% in Q4 2022 compared with Q4 2021. The decrease was primarily related to the replacement of new grants in 2022 by an increase in salaries and bonuses as well as material depreciation of the U.S. dollar against the Russian ruble in Q4 2022 compared to Q4 2021. This effect is partly offset by the settlement of Business Unit Equity Awards in cash, which led to additional costs recognized in Q4 2022. In light of the current geopolitical and macroeconomic crisis and the ongoing suspension of trading in our Class A shares on Nasdaq, during the whole of 2023 participants will continue to receive cash compensation on the vesting dates of the relevant RSU equity awards, in an amount equal to the target value of each tranche of such awards. In Q4 2022, RUB 2.0 billion of the total RUB 4.8 billion in SBC expenses related to RSU equity awards settled in cash were recorded as part of personnel expenses, which reduced consolidated adjusted EBITDA.

Income/(loss) from operations

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2021	2022	Change	2021	2022	Change
Income/(loss) from operations	(2,603)	6,127	n/m	(13,277)	13,236	n/m

Income from operations amounted to RUB 6.1 billion in Q4 2022 compared to a loss from operations of RUB 2.6 billion in Q4 2021. The growth was mainly driven by the continuing improvement of our Search and Portal and Devices segment profitability.

Other income/(loss), net for Q4 2022 was income of RUB 9,873 million, up from loss of RUB 2,048 million in Q4 2021. Other income/(loss), net includes foreign exchange gains in the amount of RUB 9,382 million and RUB 149 million in Q4 2022 and Q4 2021 respectively. The increase of foreign exchange gains reflects the depreciation of the Russian ruble against the US dollar by 18% and 2% during Q4 2022 and Q4 2021, respectively.

Income tax expense for Q4 2022 was RUB 9,666 million, up from RUB 2,028 million in Q4 2021. Our effective tax rate in Q4 2022 was positive of 57.8% compared to negative tax rate of 243.5% in Q4 2021. If we remove the effects of deferred tax asset valuation allowance, SBC expense, effect of change in tax rates, tax provisions recognized and gains/(losses) on equity method investments, our effective tax rate for Q4 2022 was 22.0%, compared to 17.3% for Q4 2021 as adjusted for similar effects and contribution to the Russian Fund for the Development of Information Technologies. The change in the tax rates without above-mentioned effects was primarily driven by the permanent differences between US GAAP and tax accounting as well as reduced tax rates of certain our subsidiaries.

Net income was RUB 7.1 billion in Q4 2022, compared with net loss of RUB 2.9 billion in Q4 2021. The changes in net income were mainly attributable to growth of operational income and foreign exchange gains in Q4 2022, partly offset by the gain on the revaluation of our equity method investment in the amount of RUB 3.5 billion in Q4 2021.

Cash used in operating activities was RUB 1.6 billion and cash paid for property and equipment, intangible assets and assets to be leased was RUB 21.7 billion for Q4 2022.

The total number of shares issued and outstanding as of December 31, 2022 was 361,482,282, including 325,783,607 Class A shares, 35,698,674 Class B shares, and one Priority share and excluding 558,663 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. Any such Class C shares will be cancelled.

There were also employee share options outstanding to purchase up to an additional 2.9 million shares, at a weighted average exercise price of $44.32 per share, 2.2 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.85, all of which were fully vested; restricted share units (RSUs) covering 11.9 million shares, of which RSUs to acquire 6.2 million shares were fully vested; and performance share units (PSUs) for 0.2 million shares. In addition, we have outstanding equity-linked awards in respect of our various Business Units, including options and synthetic options, for 4.5 million shares, 2.2 million of which were fully vested and may be settled in equity of our Business Units, cash or Yandex Class A shares.

Goodwill and non-current assets

With regards to our financial position as of December 31, 2022, we have concluded that the current geopolitical crisis and macro environment have not had any material impact on goodwill and non-current assets.

ABOUT YANDEX

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into mobility, e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets. More information on Yandex can be found at https://ir.yandex/.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the current geopolitical and macroeconomic developments on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment and regulatory and business responses to that crisis, including international economic sanctions and export controls, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 20, 2022 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this release and in the attachments is as of February 15, 2023, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

●	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC).
●	Adjusted EBITDA means U.S. GAAP net income/(loss) plus (1) depreciation and amortization, (2) certain SBC expense, (3) interest expense, (4) income tax expense, (5) expenses related to the contingent compensation payable to employees in connection with certain business combinations, and (6) impairment of goodwill and other intangible assets, less (1) interest income, (2) other income/(loss), net, (3) gain on restructuring of convertible debt, and (4) effect of the News and Zen deconsolidation and (5) income/(loss) from equity method investments.
●	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues.
●	Adjusted net income means U.S. GAAP net income/(loss) plus (1) certain SBC expense, (2) expenses related to the contingent compensation payable to certain employees in connection with certain business combinations, (3) amortization of debt discount and issuance costs related to our convertible debt adjusted for the related income tax effect, (4) one-off restructuring and other expenses, and (5) impairment of goodwill and other intangible assets adjusted for the related income tax effect, less (1) foreign exchange (gains)/losses adjusted for the related income tax effect, (2) gain on restructuring of convertible debt adjusted for the related income tax effect, and (3) effect of the News and Zen deconsolidation.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales bonuses but, unlike sales bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance. However, because we settled the RSU equity awards of our employees in cash during 2022, starting from Q3 2022 we no longer eliminate the relevant SBC expense corresponding to the cash payment from adjusted EBITDA and adjusted net income.

Foreign exchange gains/(losses)

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted EBITDA, adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount and issuance costs

We also adjust net income/(loss) for interest expense representing amortization of the debt discount related to our convertible senior notes due 2025 issued in Q1 2020. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance. We have repurchased substantially all of the outstanding notes to date.

Expenses related to contingent consideration

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as an expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Goodwill and other intangible assets impairment

Adjusted net income and adjusted EBITDA for the year ended December 31, 2022 exclude a loss from intangible assets impairment related to E-commerce, Mobility and Delivery business of RUB 2,740 million (the amount of excess of fair value of intangible assets over its carrying value) and related income tax gain of RUB 548 million.

Gain on restructuring of convertible debt

Adjusted net income, adjusted EBITDA and related margin measures exclude gain on restructuring of our convertible debt. Adjusted net income and its margin measures also exclude income tax attributable to this gain. In June 2022, Yandex completed the purchase of 93.2% in aggregate principal amount of its $1.25 billion 0.75% Convertible Notes due 2025. Yandex has to date purchased more than 99% in aggregate principal amount of the Notes originally issued. As a result of the restructuring, a gain in the amount of RUB 9,305 million and a related income tax expense in the amount of RUB 751 million were recognized.

Effect of the News and Zen deconsolidation

We have adjusted net income, EBITDA and related margin measures for the one-off gain as a result of the News and Zen deconsolidation completed in Q3 2022, in the amount of RUB 38,051 million. We have eliminated this gain from adjusted net income and adjusted EBITDA as we believe that it is useful to present adjusted net income, adjusted EBITDA and related margins measures excluding impacts not related to our operating activities.

One-off restructuring and other expenses

We believe that it is useful to present adjusted net income, adjusted EBITDA and related margin measures excluding impacts not related to our operating activities. Adjusted net income and adjusted EBITDA exclude expenses related to the restructuring of our corporate governance approved by our shareholders in December 2019 and other similar one-off expenses.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	December 31,	December 31,	December 31,
	2021*	2022	2022
	RUB	RUB	$
ASSETS
Cash and cash equivalents	79,275	83,131	1,181.9
Term deposits	23,415	154	2.2
Investments in marketable equity securities	4,049	-	-
Funds receivable	6,180	8,290	117.9
Accounts receivable	43,568	58,014	824.8
Sales financing receivable	266	5,738	81.6
Inventory	9,587	28,220	401.2
Prepaid expenses	12,663	16,968	241.3
VAT reclaimable	13,498	22,602	321.3
Other current assets	7,474	16,817	239.0
Total current assets	199,975	239,934	3,411.2
Goodwill	117,864	143,778	2,044.1
Property and equipment	98,325	127,706	1,815.6
Intangible assets	22,359	31,766	451.6
Content assets	13,767	16,844	239.5
Operating lease right-of-use assets	36,245	28,646	407.3
Investments in non-marketable equity securities	790	6,746	95.9
Equity method investments	9,425	2,118	30.1
Long-term prepaid expenses	3,278	3,998	56.8
Deferred tax assets	5,625	3,904	55.5
Other non-current assets	7,843	11,279	160.4
Total non-current assets	315,521	376,785	5,356.8
TOTAL ASSETS	515,496	616,719	8,768.0
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	81,555	122,816	1,746.1
Debt, current portion	2,940	21,306	302.9
Income and non-income taxes payable	16,196	28,137	400.0
Deferred revenue	10,415	15,585	221.6
Total current liabilities	111,106	187,844	2,670.6
Debt, non-current portion	85,835	29,885	424.9
Finance lease liabilities	15,350	21,185	301.2
Operating lease liabilities	24,642	17,609	250.4
Deferred tax liabilities	2,989	5,473	77.8
Other accrued liabilities	2,649	16,545	235
Total non-current liabilities	131,465	90,697	1,289.5
Total liabilities	242,571	278,541	3,960.1
Redeemable noncontrolling interests	869	-	-
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	-	-	-
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 323,800,479 and 326,342,270, respectively, Class B: 35,698,674, and Class C: 10,000); shares outstanding (Class A: 323,004,678 and 325,783,607, respectively, Class B: 35,698,674 and Class C: nil)	281	282	4.0
Treasury shares at cost (Class A: 795,801 and 558,663, respectively)	(2,728)	(1,393)	(19.8)
Additional paid-in capital	112,942	119,464	1,698.4
Accumulated other comprehensive income	16,193	24,258	344.9
Retained earnings	131,488	173,697	2,469.5
Total equity attributable to Yandex N.V.	258,176	316,308	4,497.0
Noncontrolling interests	13,880	21,870	310.9
Total shareholders’ equity	272,056	338,178	4,807.9
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	515,496	616,719	8,768.0

*  Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended December 31			Twelve months ended December 31,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$

Revenues	110,328	164,778	2,342.7	356,171	521,699	7,417.1
Operating costs and expenses:
Cost of revenues(1)	52,465	77,833	1,106.6	173,952	233,219	3,315.7
Product development(1)	13,996	19,233	273.4	48,461	72,278	1,027.6
Sales, general and administrative(1)	39,392	53,359	758.6	122,924	172,092	2,446.7
Depreciation and amortization	7,078	8,226	117.0	24,111	30,874	438.9
Total operating costs and expenses	112,931	158,651	2,255.6	369,448	508,463	7,228.9
Income/(loss) from operations	(2,603)	6,127	87.1	(13,277)	13,236	188.2
Interest income	1,112	1,197	17.0	4,615	4,723	67.1
Interest expense	(1,119)	(888)	(12.6)	(3,711)	(3,396)	(48.3)
Gain on restructuring of convertible debt	-	-	-	-	9,305	132.3
Effect of the News and Zen deconsolidation	-	-	-	-	38,051	541.0
Income/(loss) from equity method investments	3,825	412	5.9	6,367	(929)	(13.2)
Other income/(loss), net	(2,048)	9,873	140.3	(1,217)	9,359	133.1
Net income/(loss) before income taxes	(833)	16,721	237.7	(7,223)	70,349	1,000.2
Income tax expense	2,028	9,666	137.4	7,430	22,734	323.2
Net income/(loss)	(2,861)	7,055	100.3	(14,653)	47,615	677.0
Net income attributable to noncontrolling interests	(1,567)	(2,101)	(29.9)	(16)	(8,150)	(115.9)
Net income/(loss) attributable to Yandex N.V.	(4,428)	4,954	70.4	(14,669)	39,465	561.1
Net income/(loss) per Class A and Class B share:
Basic	(12.19)	13.36	0.19	(40.48)	107.24	1.52
Diluted	(12.19)	13.31	0.19	(40.48)	82.53	1.17
Weighted average number of Class A and Class B shares used in per share computation
Basic	363,263,671	370,834,903	370,834,903	362,386,669	368,020,254	368,020,254
Diluted	363,263,671	372,168,458	372,168,458	362,386,669	377,020,285	377,020,285

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	112	144	2.0	479	593	8.4
Product development	2,736	2,594	36.9	11,504	13,831	196.6
Sales, general and administrative	2,180	2,077	29.6	8,846	9,614	136.8

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended December 31,
	2021	2022	2022
	RUB	RUB	$
CASH FLOWS PROVIDED BY/(USED IN) OPERATING ACTIVITIES:
Net income/(loss)	(2,861)	7,055	100.3
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of property and equipment	5,443	5,964	84.8
Amortization of intangible assets	1,635	2,262	32.2
Amortization of content assets	941	2,267	32.2
Operating lease right-of-use assets amortization and the lease liability accretion	3,183	3,304	47.0
Amortization of debt discount and issuance costs	516	-	-
Share-based compensation expense (excluding cash settled awards of nil and	5,028	2,726	38.8
RUB 2,163, respectively)
Deferred income tax expense	240	3,170	45.1
Foreign exchange gains	(149)	(9,382)	(133.4)
Income from equity method investments	(3,825)	(412)	(5.9)
Provision for expected credit losses	263	1,030	14.6
Other	(714)	(893)	(12.7)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable	(11,837)	(11,609)	(165.0)
Prepaid expenses	120	663	9.4
Inventory	(2,499)	(10,784)	(153.3)
Accounts payable, accrued and other liabilities and non-income taxes payable	12,793	26,828	381.4
Deferred revenue	2,633	3,600	51.2
Other assets	163	(9,660)	(137.3)
VAT reclaimable	(1,373)	(7,245)	(103.0)
Funds receivable	(3,483)	(3,904)	(55.5)
Sales financing receivable	(256)	(3,687)	(52.4)
Content assets	(2,137)	(3,271)	(46.5)
Content liabilities	(421)	379	5.4
Net cash provided by/(used in) operating activities	3,403	(1,599)	(22.6)
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(18,879)	(20,248)	(287.9)
Purchase of assets to be leased	-	(1,408)	(20.0)
Investments in marketable equity securities	(735)	-	-
Proceeds from sale of marketable equity securities	511	-	-
Investments in non-marketable equity securities	(2,485)	(129)	(1.8)
Proceeds from investments in non-marketable equity securities	944	-	-
Investments in term deposits	(23,475)	(160)	(2.3)
Maturities of term deposits	53,443	1,235	17.6
Loans granted	(443)	(1,055)	(15.0)
Proceeds from repayments of loans	390	-	-
Other investing activities	(15)	15	0.2
Net cash provided by/(used in) investing activities	9,256	(21,750)	(309.2)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from issuance of debt	-	438	6.2
Repayment of convertible debt	-	(196)	(2.8)
Proceeds from overdraft borrowings	2,941	-	-
Purchase of non-redeemable noncontrolling interests	(14,714)	-	-
Payment of contingent consideration and holdback amount	(569)	(440)	(6.3)
Repurchases of ordinary shares	(3,436)	-	-
Proceeds from exercise of share options	114	-	-
Payment for finance leases	(301)	(506)	(7.2)
Other financing activities	(141)	-	-
Net cash used in financing activities	(16,106)	(704)	(10.1)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	1,359	7,477	106.2
Net change in cash and cash equivalents, and restricted cash and cash equivalents	(2,088)	(16,576)	(235.7)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	81,487	101,016	1,436.2
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	79,399	84,440	1,200.5

Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents:
Cash and cash equivalents, beginning of period	81,425	99,866	1,419.8
Restricted cash and cash equivalents, beginning of period	62	1,150	16.4
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	81,487	101,016	1,436.2

Cash and cash equivalents, end of period	79,275	83,131	1,181.9
Restricted cash and cash equivalents, end of period	124	1,309	18.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	79,399	84,440	1,200.5

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Twelve months ended December 31,
	2021	2022	2022
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income/(loss)	(14,653)	47,615	677.0
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of property and equipment	18,162	23,243	330.4
Amortization of intangible assets	5,949	7,631	108.5
Amortization of content assets	6,386	8,944	127.2
Operating lease right-of-use assets amortization and the lease liability accretion	11,223	14,391	204.6
Amortization of debt discount and issuance costs	2,070	585	8.3
Share-based compensation expense (excluding cash settled awards of nil and	20,829	6,996	99.5
RUB 17,041, respectively)
Deferred income tax expense/(benefit)	(5,163)	4,569	65.0
Foreign exchange gains	(235)	(9,393)	(133.5)
Loss/(income) from equity method investments	(6,367)	929	13.2
Effect of the News and Zen deconsolidation	-	(38,051)	(541.0)
Gain on restructuring of convertible debt	-	(9,305)	(132.3)
Impairment of long-lived assets	-	3,644	51.8
Provision for expected credit losses	1,249	2,799	39.8
Other	(458)	(92)	(1.3)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable	(19,260)	(15,905)	(226.1)
Prepaid expenses	(8,344)	(4,466)	(63.6)
Inventory	(4,756)	(18,310)	(260.3)
Accounts payable, accrued and other liabilities and non-income taxes payable	22,641	49,698	706.5
Deferred revenue	3,806	5,254	74.7
Other assets	(3,736)	(9,092)	(129.2)
VAT reclaimable	(5,865)	(9,228)	(131.2)
Funds receivable	(3,890)	(2,246)	(31.9)
Sales financing receivable	(266)	(5,472)	(77.8)
Content assets	(11,740)	(11,989)	(170.4)
Content liabilities	1,711	(1,061)	(15.1)
Net cash provided by operating activities	9,293	41,688	592.8
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(44,621)	(50,544)	(718.6)
Purchase of assets to be leased	-	(1,408)	(20.0)
Acquisitions of businesses, net of cash acquired	(8,236)	(820)	(11.7)
Net cash acquired as a result of the News and Zen deconsolidation and our acquisition of Delivery Club	-	1,795	25.5
Investments in non-marketable equity securities	(3,143)	(649)	(9.2)
Proceeds from investments in non-marketable equity securities	944	21	0.3
Investments in marketable equity securities	(10,604)	-	-
Proceeds from sale of marketable equity securities	6,163	5,859	83.3
Investments in term deposits	(264,151)	(3,395)	(48.3)
Maturities of term deposits	345,474	27,004	383.9
Loans granted	(1,546)	(1,224)	(17.3)
Proceeds from repayments of loans	1,667	480	6.8
Other investing activities	47	143	2.0
Net cash provided by/(used in) investing activities	21,994	(22,738)	(323.3)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from issuance of debt	-	50,666	720.3
Repayment of convertible debt	-	(49,560)	(704.6)
Proceeds from overdraft borrowings	2,941	-	-
Repayments of overdraft borrowings	(397)	(2,940)	(41.8)
Purchase of non-redeemable noncontrolling interests	(73,077)	-	-
Payment of contingent consideration and holdback amount	(6,073)	(635)	(9.0)
Repurchases of ordinary shares	(6,966)	-	-
Proceeds from exercise of share options	1,153	-	-
Payment for finance leases	(737)	(1,660)	(23.6)
Other financing activities	(1,689)	(1,390)	(19.7)
Net cash used in financing activities	(84,845)	(5,519)	(78.4)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	511	(8,390)	(119.4)
Net change in cash and cash equivalents, and restricted cash and cash equivalents	(53,047)	5,041	71.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	132,446	79,399	1,128.8
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	79,399	84,440	1,200.5

Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents:
Cash and cash equivalents, beginning of period	132,398	79,275	1,127.1
Restricted cash and cash equivalents, beginning of period	48	124	1.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	132,446	79,399	1,128.8

Cash and cash equivalents, end of period	79,275	83,131	1,181.9
Restricted cash and cash equivalents, end of period	124	1,309	18.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	79,399	84,440	1,200.5

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2021	2022	Change	2021	2022	Change
Total revenues	110,328	164,778	49%	356,171	521,699	46%
Less: traffic acquisition costs (TAC)	7,162	11,987	67%	25,669	34,692	35%
Ex-TAC revenues	103,166	152,791	48%	330,502	487,007	47%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income/(loss)

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2021	2022	Change	2021	2022	Change
Net income/(loss)	(2,861)	7,055	n/m	(14,653)	47,615	n/m
Add: depreciation and amortization	7,078	8,226	16%	24,111	30,874	28%
Add: certain SBC expense	5,028	2,820	-44%	20,829	17,317	-17%
Add: one-off restructuring and other expenses	9	-	n/m	9	-	n/m
Add: compensation expense related to contingent consideration	208	-	n/m	471	(27)	n/m
Less: gain on restructuring of convertible debt	-	-	n/m	-	(9,305)	n/m
Less: effect of the News and Zen deconsolidation	-	-	n/m	-	(38,051)	n/m
Less: interest income	(1,112)	(1,197)	8%	(4,615)	(4,723)	2%
Add: interest expense	1,119	888	-21%	3,711	3,396	-8%
Less: income/(loss) from equity method investments	(3,825)	(412)	-89%	(6,367)	929	n/m
Less: other income/(loss), net	2,048	(9,873)	n/m	1,217	(9,359)	n/m
Add: impairment of goodwill and other intangible assets	-	-	n/m	-	2,740	n/m
Add: income tax expense	2,028	9,666	377%	7,430	22,734	206%
Adjusted EBITDA	9,720	17,173	77%	32,143	64,140	100%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income/(loss)

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2021	2022	Change	2021	2022	Change
Net income/(loss)	(2,861)	7,055	n/m	(14,653)	47,615	n/m
Add: certain SBC expense	5,028	2,820	-44%	20,829	17,317	-17%
Add: compensation expense related to contingent consideration	208	-	n/m	471	(27)	n/m
Less: foreign exchange gains/(losses)	(149)	(9,382)	n/m	(235)	(9,393)	n/m
Add: income tax attributable to foreign exchange gains/(losses)	22	254	n/m	31	(906)	n/m
Add: one-off restructuring and other expenses	9	-	n/m	9	-	n/m
Less: effect of the News and Zen deconsolidation	-	-	n/m	-	(38,051)	n/m
Less: gain on restructuring of convertible debt	-	-	n/m	-	(9,305)	n/m
Add: income tax attributable to gain on restructuring of convertible debt	-	-	n/m	-	752	n/m
Add: impairment of goodwill and other intangible assets	-	-	n/m	-	2,740	n/m
Less: income tax attributable to impairment of goodwill and other intangible assets	-	-	n/m	-	(548)	n/m
Add: amortization of debt discount and issuance costs	516	-	n/m	2,070	585	-72%
Less: income tax attributable to amortization of debt discount and issuance costs	(128)	-	n/m	(517)	(14)	-97%
Adjusted net income	2,645	747	n/m	8,005	10,765	34%

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